UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
__________________

PRA Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69354N106
(CUSIP Number)

August 31, 2017
(Date of Event Which Requires Filing of this Statement)

__________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354N106	13G	Page 2 of 7 Pages
(1)	Names of Reporting Persons Turtle Creek Asset Management Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 5,131,585(1)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 5,131,585(1)
	(8)	Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,131,585(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 11.36% (2)
(12)	Type of Reporting Person (See Instructions) FI

[1]	Includes 4,511,270 shares of common stock owned by Turtle Creek Equity Fund, for which Turtle Creek Asset Management Inc. acts as trustee and manager.
[2]	Based on 45,167,296 shares of common stock outstanding as of 8/31/17.

CUSIP No. 69354N106	13G	Page 3 of 7 Pages
(1)	Names of Reporting Persons Turtle Creek Equity Fund
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 4,511,270
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 4,511,270
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,511,270
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99% (1)
(12)	Type of Reporting Person (See Instructions) OO

1  Based on 45,167,296 shares of common stock outstanding as of 8/31/17.

Item 1(a).	Name of Issuer

PRA Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

120 Corporate Boulevard
Norfolk, Virginia 23502

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by Turtle Creek Asset Management Inc. ("Turtle Creek") and Turtle Creek Equity Fund ("TCEF" and, together with Turtle Creek, the "Reporting Persons") with respect to shares of Common Stock of PRA Group, Inc.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Peporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office of each Reporting Person is:

4 King Street West, Suite 1300
Toronto, Ontario M5H 1B6 Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

69354N106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4(a).	Amount Beneficially Owned

See Item 9 on the cover pages hereto.

Item 4(b).	Percent of Class

See Item 11 on the cover pages hereto.

Item 4(c).	Number of shares as to which each Reporting Person has:

	(i)	sole power to vote or direct the vote:

See Item 5 on the cover pages hereto.

	(ii)	shared power to vote or direct the vote:

See Item 6 on the cover pages hereto.

	(iii)	sole power to dispose or to direct the disposition:

See Item 7 on the cover pages hereto.

	(iv)	shared power to dispose or to direct the disposition:

See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.  N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisors is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2017
TURTLE CREEK ASSET MANAGEMENT INC.

By: /s/ Jeffrey H. A. Cole
Name: Jeffrey H. A. Cole
Title: Managing Partner

TURTLE CREEK EQUITY FUND

By:	Turtle Creek Asset Management, Inc.,
investment adviser

By: /s/ Jeffrey H. A. Cole
Name: Jeffrey H. A. Cole
Title: Managing Partner

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement